EXHIBIT N

Names and Number of Shares of Common Stock owned by each Voting Holder

Voting Holder	# of Shares
Lattimore M. Michael	477,323
Joseph L. Weiss	472,854
Jim L. Peterson	5,000
W. Kurt Henke	7,500
William B. Raiford, III	10,500
Dane C. Andreeff	390,347	*
Gina A. Balducci	—
Michael G. Webb	7,800

* Mr. Andreeff disclaims beneficial ownership of all of these shares, except to the extent of his pecuniary interest in them.